

April 8, 2014

Via E-mail
Gregg Wm. Givens
Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer and Accounting Officer)
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

> **Re: DST Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-14036**

Dear Mr. Givens:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

10. Debt, page 86

1.   We note your disclosure in Note 10 explains that as of the year ended December 31, 2013, there were no convertible debentures outstanding because all your remaining convertible debentures were redeemed in cash. We also note that you disclose the difference between the fair value of the liability component of the convertible debentures and the cash paid upon conversion was reflected in the $30.9 million reduction to additional paid-in capital. Please tell us why the difference was reflected as a reduction

to additional paid-in-capital. We note that your 2011 Form 10-K does not reflect a reduction to additional paid-in-capital upon redemption of the convertible debentures. Explain why the accounting for the 2013 redemption was different than the 2011 redemption. We refer you to ASC 470-20-40-20. In addition, tell us how you accounted for the difference between the fair value and carrying value of the liability component for 2013 redemption. Provide your calculations as outlined in ASC 470-20-40-20(b)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Kim, Attorney, at (202) 551-3579 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief